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Exhibit 99.11

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
Contacts:                  Jerry B. Hook, Ph.D.                           William McCulloch, M.B.,Ch.B.,F.R.C.P.(glasg.),D.R.C.O.G.
                           President & CEO                                Senior VP, Research & Development
                           Sparta Pharmaceuticals, Inc.                   Sparta Pharmaceuticals, Inc.
                           (215) 442-1700, Ext. 205                       (919) 361-3462
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FOR IMMEDIATE RELEASE

       Sparta Pharmaceuticals, Inc. Announces 5 New Clinical Trial Sites
       for RII Retinamide
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       Horsham, PA, February 10, 1997, Sparta Pharmaceuticals, Inc. (NASDAQ:
SPTA, SPTAU, SPTAW, SPTAZ AND SPTAL) announces the addition of 5 new clinical trial sites for RII Retinamide, a retinoid compound, for the treatment of myelodysplastic syndromes. Clinical trials for RII Retinamide began on August 30, 1996.

Sparta has been approved to treat individual patients for several weeks with RII Retinamide, and the use of additional clinical centers with additional patients will decrease total duration of this important trial. The trial is designed to evaluate safety, tolerability and pharmacokinetics after multiple dose administration.

Myelodysplastic syndromes, or MDS, are a group of conditions characterized by the failure to produce normal blood cells leading to bone marrow failure or leukemia and eventually death. Retinoids, which are derivatives of Vitamin A, were first discovered by Chinese scientists to have therapeutic effects on certain types of leukemia and other serious diseases. They work by a mechanism referred to as "re-differentiation" to normalize cells that have become abnormal, or dysplastic.

Sparta has an exclusive worldwide license (excluding China) of RII Retinamide from the Institute of Materia Medica in Beijing, China and has one of the foremost Chinese scientists in this field, Dr. Jui (Rui) Han.

Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of life threatening diseases including cancer, cardiovascular disorders and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or targeting of previously tested, and in some cases marketed, anticancer agents. Sparta's foundation in cancer chemotherapy has recently been augmented by the addition of new technology in the rapidly expanding field of serine protease inhibitors. Serine protease inhibitors have wide applications in diverse fields such as inflammation, reperfusion injury and stroke.

This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are made based on management's current expectations and beliefs, and actual results may vary from those currently anticipated based upon a number of factors including, uncertainties inherent in the drug development process, including clinical trials. The company undertakes no obligation to release publicly any revisions


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which may be made to reflect events or circumstances after the date hereof.